Arthur R. McGivern +1 617 570 1971 amcgivern@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 18, 2018

Mary Beth Breslin

Jeffrey Gabor

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                             Rubius Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 24, 2018
CIK No. 0001709401

Dear Ms. Breslin and Mr. Gabor:

This letter is confidentially submitted on behalf of Rubius Therapeutics, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on May 24, 2018 (the “Amended Draft Registration Statement”), as set forth in the Staff’s letter dated June 13, 2018 to Torben Straight Nissen, President (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Draft Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Amended Draft Registration Statement).

Amendment No. 1 to Draft Registration Statement

14. Related Parties, page F-33

1.  Please address the following regarding your response to our comment 16:

•                  Of the four promissory notes used to purchase shares of your common stock, two of those promissory notes are from your Chairman, who is a non-employee, and those notes are partial-recourse notes. In your response, you cite the example under ASC 718-10-25-3 that references accounting with an employee for non-recourse notes. In this regard, tell us how you determined that the application of ASC 718 to the stock issued to your chairman is consistent with your response to prior comment 9 in which you explain that you account for stock based compensation to this individual on a non-employee basis.

•                  Tell us the difference in your accounting for these instruments under ASC 718-10-25- 3 compared to if you had followed the guidance of Staff Accounting Bulletin Topic 4:E. Specifically identify the impact on total equity and compensation expense for the periods presented.

•                  Further, you disclose that one of the criteria for the maturity of the promissory notes is “immediately prior to an initial filing of a registration statement.” Please tell us in detail and disclose what impact the public filing of your registration statement will have on your accounting for these instruments.

RESPONSE:   For the reasons described in the Company’s response to prior Comment No. 9 in its letter to the Commission dated May 24, 2018, the Company has concluded that the awards granted to the Company’s Chairman, Mr. Epstein, were for service as a non-employee and, as a result, the Company has applied the guidance of ASC 505-50, which addresses the accounting for stock-based awards granted to non-employees, to account for his stock-based awards.

In order to determine the appropriate accounting treatment for the promissory notes received from Mr. Epstein as payment for the shares underlying his awards, the Company referred to ASC 505-50 for guidance on the accounting for non-recourse notes received for the exercise of a stock-based award.  In doing so, the Company noted that ASC 505-50 does not provide specific guidance for the accounting treatment of non-recourse notes issued as consideration for the purchase of stock or for the exercise of stock-based awards.

Staff Accounting Bulletin Topic 14 states that “with respect to questions regarding nonemployee arrangements that are not specifically addressed in other authoritative literature, the Staff believes that… it would generally be appropriate to apply the guidance in ASC 718 by analogy to share-based payment transactions with nonemployees, unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance of ASC 718 would be inconsistent with the terms of the instrument issued to a nonemployee in a share-based payment arrangement.”  The Company noted that ASC 718-10-25-3 does provide specific guidance regarding the accounting treatment for non-recourse notes received as consideration for the purchase of or exercise of stock-based compensation awards, and specifies that such arrangements should be accounted for as a substantive grant of a stock option. The Company does not believe there is any other literature that specifically addresses this situation.

While ASC 505-10-45-2 does provide guidance for circumstances in which an entity receives a note for the sale of capital stock, such guidance does not address the circumstance in which the note is non-recourse (in whole or in part), or in which the stock issued is a stock-based award that requires the completion of future service to earn the award.  Accordingly, the Company concluded that the guidance of ASC 718-10-25-3 by analogy was the most appropriate guidance to apply to Mr. Epstein’s awards. The Company notes that the accounting treatment for Mr. Epstein’s awards pursuant to such guidance is consistent with the Company’s accounting treatment for the promissory notes issued by Dr. Straight Nissen for the purchase of common stock, which have similar terms to the notes issued by Mr. Epstein.

In summary, the Company has applied by analogy the guidance of ASC 718-10-25-3 to account for each of Mr. Epstein’s two non-recourse notes issued to purchase common stock (i.e., has accounted for each as a substantive grant of a stock option) and accounted for these arrangements as non-employee stock-based awards pursuant to ASC 505-50 (i.e., measures and adjusts the fair value of the award at each reporting date until the services are complete, and recognizes the expense of the award over the service period).  Because the Company had determined that the purchase of common stock with these promissory notes should be accounted for as a stock option grant and that no receivable for amounts due under the promissory notes should be recorded on its balance sheet, the Company concluded that Staff Accounting Bulletin Topic 4:E did not apply.

In response to the second part of the Staff’s comment, the Company advises the Staff that if it had applied the guidance of SAB Topic 4:E to the accounting for the notes issued by Mr. Epstein, there would have been no net impact to total stockholders’ equity recorded or stock-based compensation expense recognized. A summary of that evaluation is as follows:

•                  Stockholders’ Equity.   The issuance of shares would have been recorded within stockholders’ equity as an increase to additional paid-in capital of $2,511,733, which represents the notional amount of the notes receivable; interest income of approximately $36,000 and $13,000 for the year ended December 31, 2017 and three months ended March 31, 2018, respectively, would have been recorded; and there would have been a corresponding reduction recorded to stockholders’ equity (through a contra-equity account) for the amount of a “receivable from stockholder” for the notes and related interest.

•                  Stock-based Compensation Expense.   Because the vesting of the stock-based awards is subject to continuing service, the guidance of ASC 505-50 would still have been applied, resulting in the recognition of the same amount of stock-based compensation expense as was recognized without applying the guidance of SAB Topic 4:E. Under ASC 505-50, the measurement date for the awards granted to Mr. Epstein is not considered reached until the services being performed by Mr. Epstein to vest in the awards are complete. Due to the non-recourse nature of the notes, there was not a sufficiently large disincentive for non-performance by Mr. Epstein to conclude that the future services to be performed by Mr. Epstein were probable at the onset of the award. Accordingly, whether or not the promissory notes were recorded on the balance sheet would not change the conclusion that the measurement date for Mr. Epstein’ awards was not reached until the services being performed by him were completed and the shares underlying the award had vested.  As a result, there would be no change in the stock-based compensation expense had the notes been recorded on the balance sheet pursuant to the guidance in SAB Topic 4:E.

In summary, the Company notes that SAB Topic 4:E does not provide guidance about how to account for stock-based compensation expense; it only provides guidance about how and where to present receivables from officers or other employees in the balance sheet. Therefore, if the Company had applied SAB Topic 4:E for balance sheet presentation of the notes related to the stock-based awards, there would be no difference in its accounting for stock-based compensation for these instruments under ASC 718-10-25-3 and ASC 505-50.

In response to the third part of the Staff’s comment, the Company advises the Staff that, as disclosed in Note 14 of the consolidated financial statements, the maturity date of the notes occurs on the earliest of (i) seven years from the issuance of the notes, (ii) 60 days following the termination of services of the borrower, and (iii) immediately prior to an initial public filing of a registration statement by the Company. The Company expects that it will publicly file its Registration Statement, and, as a result, the promissory notes will each mature immediately prior to such filing. The anticipated method of settling such notes and the related impact to the Company’s consolidated financial statements is as follows:

•                  Epstein Promissory Notes.   It is anticipated that the promissory notes will be forgiven on the day preceding the initial public filing date of the Registration Statement. Upon such forgiveness, (i) there will be no impact to the balance sheet since the par value of the shares has already been recorded and the related promissory notes have not previously been presented on the balance sheet and (ii) the Company will recognize a stock-based compensation charge for the portion of the award that has already vested, in an amount equal to the change in fair value of the vested portion of the award resulting from the forgiveness.  Subsequent to the forgiveness date, the Company expects to continue to account for the unvested portion of these awards as non-employee stock-based awards.  The forgiveness of the promissory notes does not impact the applicability of ASC 505-50 to these awards to Mr. Epstein.

•                  Straight Nissen Promissory Notes.  It is anticipated that the promissory notes and accumulated interest will be repaid in cash on the day preceding the initial public filing date of the Registration Statement in an amount of approximately $245,000. Since the par value of the shares has already been recorded, the amount of consideration associated with the portion of the shares underlying the award that have vested as of the date of repayment will be recorded as additional paid-in capital, and the remaining amount of consideration paid by Dr. Straight Nissen will be recorded as a restricted stock liability, which will be reclassified to additional paid-in capital as the shares vest.  There will be no change to the accounting for stock-based compensation because the unrecorded stock-based compensation expense will be recognized over the remaining service period of the award pursuant to ASC 718.

•                  Calculation of Net Loss per Share Attributable to Common Stockholders.  The vested shares that had been purchased with a promissory note were previously excluded from the weighted-average shares of common stock outstanding used in the calculation of basic net loss per share attributable to common stockholders. Following the repayment or forgiveness of the promissory notes, as applicable, shares representing the vested portion of the stock-based awards will be included in the weighted-average shares of common stock outstanding.

Finally, in response to the Staff’s comment, the Company has revised the disclosure on page 192 of Amendment No. 2 to disclose the method of settling each of the promissory notes (i.e., forgiveness or repayment).  In addition, the Company respectfully advises the Staff that it will disclose in the initial public filing of the Registration Statement the amount of the stock-based compensation charge that the Company expects to record upon forgiving the promissory notes issued by Mr. Epstein.  Such disclosure will appear in the Subsequent Events footnote in the Company’s consolidated financial statements, along with disclosure of the promissory note repayments by Dr. Straight Nissen and the Company’s forgiveness of the promissory notes issued by Mr. Epstein.

The Company concluded to reflect no pro forma adjustment for the expected settlement of the notes in the Capitalization table appearing on page 86 of Amendment No. 2. because (i) the promissory notes were accounted for as substantive stock option grants (and not as receivables recorded in the Company’s balance sheet as a reduction to stockholders’ equity), (ii) the amount of the anticipated cash payment to be received from Dr. Straight Nissen is not material to the Company’s pro forma amount of cash, cash equivalents and marketable securities, and (iii) the forgiveness of Mr. Epstein’s promissory notes will have no net impact on the reported pro forma amounts of total stockholders’ equity or total capitalization (i.e., the stock-based compensation charge reflected in accumulated deficit would be offset by a corresponding increase in additional paid-in capital, with no change to the total amounts).

In addition, the Company considered whether the impact of the expected forgiveness or repayment of the promissory notes should be reflected in the reported amounts of pro forma earnings per share (“EPS”) for the year ended December 31, 2017 and the three months ended March 31, 2018 in the initial public filing of the Registration Statement. The Company concluded, however, that giving effect to the settlement of the notes in the reported amounts of pro forma EPS would not be appropriate, considering guidance in the Commission’s Financial Reporting Manual (“FRM”) section 3420 (Distributions to Promoters/Owners at or Prior to Closing of an IPO) and section 3430 (Other Changes in Capitalization at or Prior to Closing of an IPO).

•                  FRM 3420.2 states that pro forma EPS data should be presented (for the latest year and interim period only) if there is going to be a distribution (e.g., dividend paid) to owners in connection with the IPO and such dividend exceeds the Company’s earnings during the previous 12 months.

•                  FRM 3430.3 states that pro forma EPS data should be presented (for the latest year and interim period only) if a conversion of outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction in the amount of reported EPS.

Because neither of the conditions described in FRM 3420.2 and 3430.3 apply to the expected forgiveness or repayment of the promissory notes, the Company concluded that it would not be appropriate to adjust the reported amounts of pro forma EPS in the Registration Statement.  Nevertheless, the Company concluded that it will disclose in the Registration Statement the events (i.e., the repayment of the notes by Dr. Straight Nissen and the Company’s forgiveness of the promissory notes issued by Mr. Epstein) when they occur, along with the expected financial effect of such events, as noted above.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern

Enclosures

cc: Pablo J. Cagnoni, Rubius Therapeutics, Inc.

David Epstein, Rubius Therapeutics, Inc.

Torben Straight Nissen, Rubius Therapeutics, Inc.

Stuart M. Cable, Goodwin Procter LLP

Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP